                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors approves the results for the third quarter 2002

Net consolidated profit amounts to Euro 15 million, compared with a loss of Euro 33 million in Q3 2001

Positive gross operating profit registered by the Internet area for the third consecutive quarter

SEAT PG GROUP

- REVENUES AMOUNTED TO EURO 1,379 MILLION

(+2.6% COMPARED TO 9/30/2001)

- GROSS OPERATING PROFIT: EURO 400.6 MILLION

(+33.2% COMPARED TO 9/30/2001)

- OPERATING INCOME: EURO 127 MILLION

(EURO 10.1 MILLION AT 9/30/2001)

- NET PROFIT AMOUNTED TO EURO +1 MILLION,

COMPARED TO A LOSS OF EURO 109.8 MILLION AT 9/30/2001

- FINANCIAL DEBT DECREASED TO EURO 232 MILLION

COMPARED TO 12/31/2001 AND REACHED EURO 690 MILLION

SEAT PG S.p.A

- REVENUES: EURO 778.2 MILLION

(+2.9% COMPARED TO 9/30/2001)

- GROSS OPERATING PROFIT: EURO 386.5 MILLION

(+8.4% COMPARED TO 9/30/2001)

- OPERATING INCOME: EURO 231.9 MILLION

(+18.1% COMPARED TO 9/30/2001)

- NET PROFIT AMOUNTED TO EURO 21.5 MILLION,

COMPARED TO A LOSS OF EURO 88.8 MILLION AT 9/30/2001

Rome, 6 November 2002 - The Board of Directors of Seat Pagine Gialle (Telecom Italia Group) met today in Rome and analyzed and approved the Group results for the first nine months of 2002. Consolidated net profit for the period amounted to Euro 1 million compared to a loss of Euro 109.8 million in the same period of 2001. Consolidated results showed a profit for the second consecutive quarter and, in progressive terms, it returned in the black for the first time since 2000.

Despite the limited increase in revenues due to the ongoing crisis of the advertising market, Seat PG Group's positive results for the first nine months of 2002 stem from the significant work carried out to recover efficiency and reduce operating costs. The ratio of the gross operating profit to revenues reached 29.%, with a significant increase compared to 22.4% in 2001. The management action was aimed at improving and streamlining the Group's structure and businesses and developing synergies within different business areas.

In particular, the profitability of the Internet area continued to improve also owing to the diversification of revenue sources and synergies with the directory area.

The success of the launch of PG Net, the new product offering listing on the Virgilio search engine for a fee was significant. PG Net is targeted to SMEs and has been marketed by the Pagine Gialle sales network since July. To date, it has already reached 20,000 customers.

For the entire financial year 2002, Seat PG expects to confirm the significant business improvements it has achieved also thanks to the launch of the new Pagine Gialle and Pagine Bianche and the new Internet access offers. The increase in gross operating profit is confermed at about 30% compared to 2001.

In the past few months work to streamline the Group structure has continued. The number of operating companies within the Group has further decreased from 200 at the end of 2001 to 138 at September 30, 2002.

Economic and financial highlights of the Seat PG Group

Consolidated revenues amounted to Euro 1,379 million in the first nine months of 2002, with an increase of 2.6% compared to the same period of 2001.

Gross operating profit for the period grew significantly reaching Euro 400.6 million compared to Euro 300.8 million in the first nine months of 2001, thus registering a 33.2% increase.

Operating income before non-operating depreciation and amortization amounted to Euro 260 million in the first nine months of 2002, up 74% compared to Euro 149.4 million in the first nine months of 2001.

Consolidated net profit for the first nine months of the year showed a positive result amounting to Euro 1 million, compared to the loss of Euro 109.8 million in the same period of 2001.

The notable increase in the gross operating profit also influenced the operating income that reached Euro 126.7 million in the nine-month period, compared to Euro 10.1 million in the same period of 2001.

Net indebtedness was lower by Euro 232 million compared to December 31, 2001, thus decreasing to Euro 690 million.

Q3 2002 Results

Q3 2002 showed a positive consolidated net result of Euro 15 million compared to the loss of Euro 33 million registered for the same period of 2001.

Revenues for the quarter reached Euro 508.6 million with a reduction of 2%, mainly due to the exclusion from the consolidation area of the Datahouse Group and some companies operating in the Internet business, as well as to the decision to postpone the printing of some of Thomson's telephone directories to the fourth quarter of 2002.

Gross operating profit reached Euro 191.4 million, compared to Euro 157.4 million in Q3 2001, thus increasing by 21.7% and showing a ratio to revenues of 37.6% against an incidence of 30.3% in 2001.

Operating income amounted Euro 107.6 million with an increase of 107.4% compared to Q3 2001 (Euro 51.9 million), with a ratio to revenues of 21.2%, compared to 10% in 2001.

SEAT PG S.p.A

Revenues of the Parent Company Seat PG S.p.A. amounted to Euro 778.2 for the first nine months, up 2.9% and operating income amounted to Euro 231.9 million, up 18.1% compared to Euro 196.5 million in the first nine months of 2001.

Net profit amounted to Euro 21.5 million at September 30, 2002, compared to a loss of Euro 88.8 million in the first nine months of period of 2001.

Events subsequent to September 30, 2002

On October 29, 2002, the first phase of the "Tiglio" project was completed. This operation involves the Olivetti-Telecom Italia Group companies and is aimed at valorizing real-estate assets of the companies of the Group, including the property of the Seat Pagine Gialle Group.

In particular, as of that date, the sales deeds for the real-estate assets of Seat Pagine Gialle S.p.A. and Gruppo Buffetti S.p.A. went into effect. These assets were transferred for a total amount of Euro 53 million, 10.6 million of which already collected on September 30, 2002. The impact on the net financial position was Euro 42.5 million, partially used to underwrite a seven-year loan of Euro 2.6 million to Tiglio S.r.l. and a capital increase of Euro 10.6 million in Tiglio S.r.l..

*

On Thursday, November 7 at 11:00 am (Italian time), a conference call will be held to present the third-quarter results of the Group and of the Parent Company to the financial community.

Journalists can attend the conference call by calling the number:

06 33168 (from Italy)

+39 06 33168 (from abroad)

then press * and 0

Telecom Italia Communication & Media Relations

Internet & Media Press Office: 06.36882023-2066

Comunicazione.stampa@seat.it

Seat PG Investor Relations: 06 51448424

Investor.relations@seat.it

	RECLASSIFIED CONSOLIDATED INCOME STATEMENT

		3rd quarter	3rd quarter	Variazioni	9 months 2002	9 months 2001	Variazioni
	(in millions of euros)	2002	2001	%			%

A.	SALES OF SERVICE REVENUES	509	519	(2.0)	1,379	1,344	2.6

B.	STANDARD PRODUCTION VALUE	514	523	(1.7)	1,393	1,361	2.4

	Raw materials and outside services (*)	(241)	(274)		(730)	(798)
	Labour cost (*)	(82)	(92)		(262)	(262)

C.	GROSS OPERATING PROFIT	191	157	21.7	401	301	33.2
	% of sales	37.6	30.3		29.0	22.4

	Depreciation and amortization	(25)	(33)		(75)	(90)
	Other valutation adjustments	(7)	(20)		(43)	(44)
	Provisions to funds for risks and charges	(8)	(4)		(21)	(16)
	Net other income (expense)	1	(1)		(2)	(2)

D.	OPERATING INCOME BEFORE NON-OPERATING AMORTIZATION	152	99	53.9	260	149	74.0
	% of sales	29.9	19.0		18.9	11.1

	Amortization of goodwill and consolidation differences	(44)	(47)		(133)	(139)

E.	OPERATING INCOME	108	52	107.4	127	10	n.s.
	% of sales	21.2	10.0		9.2	0.7

	Net financial income (expense)	(20)	(12)		(63)	(38)
	Value adjustments to financial assets (1)	(2)	(23)		(8)	(53)
	Net extraordinary income (expense) (1)	(5)	(42)		(15)	(42)
	Income taxes	(69)	(20)		(82)	(16)
	Income (Loss) of minority interests	3	12		42	29

I.	NET RESULT FOR THE PERIOD	15	(33)		1	(110)
	% of sales	2.9	(6.4)		0.1	(8.2)

	(*) Less the relevant recuperated costs
	(1) In order to have comparable figures, the devaluation of "Non current account recevables" of euros 12.4 million comprise, as at September 30, 2001, into the item "Value adjustments to financial assets", has been reclassified and now is included in line "Net extraordinary income (expense)"; this to be coherent with the classification used for the December 31, 2001 financial statement.

RECLASSIFIED CONSOLIDATED FINANCIAL POSITION

(in millions of euros)	09.30.2002 (a)	12.31.2001 (b)	06.30.2002	Change (a)-(b)

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS	1,940	2,223	2,009	(283)

WORKING CAPITAL	366	327	367	39

RESERVE FOR EMPLOYEE TERMINATION INDEMNIETIES	(54)	(52)	(53)	(2)

NET INVESTED CAPITAL	2,252	2,498	2,323	(246)

GROUP SHAREHOLDERS' EQUITY	1,552	1,556	1,534	(4)

MINORITY INTERESTS	10	20	5	(10)

TOTAL SHAREHOLDERS' EQUITY	1,562	1,576	1,539	(14)

NET FINANCIAL DEBT	690	922	784	(232)

TOTAL	2,252	2,498	2,323	(246)

Business Area

		Directories	Directory Assistance	Internet	Office Products & Services	Business Information	Television	Professional Publishing	Aggregate Total	Other activities and eliminations	Consolidated Total
(in millions of euro)
Sales and service revenues	3rd quarter 2002	339.3	40.1	31.4	56.8	27.7	16.1	5.7	517.1	(8.5)	508.6
	3rd quarter 2001	340.4	38.9	36.3	48.3	37.2	19.3	5.4	525.8	(6.7)	519.1
	9 months 2002	795.3	119.4	97.3	203.5	107.2	57.6	21.4	1,401.7	(22.4)	1,379.3
	9 months 2001	776.2	121.4	108.1	174.7	100.9	57.7	20.4	1,359.4	(15.0)	1,344.4
	Year 2001	1,143.2	167.7	145.3	257.1	154.4	85.5	33.6	1,986.8	(29.3)	1,957.5

Gross operating profit	3rd quarter 2002	205.1	8.0	2.0	0.7	1.4	(13.8)	0.2	203.6	(12.2)	191.4
	3rd quarter 2001	205.7	(0.6)	(19.7)	0.6	(2.4)	(22.1)	(0.1)	161.4	(4.1)	157.3
	9 months 2002	437.8	13.2	3.2	10.2	7.0	(37.5)	1.2	435.1	(34.5)	400.6
	9 months 2001	407.6	(13.9)	(49.2)	9.9	7.1	(43.9)	0.6	318.2	(17.4)	300.8
	Year 2001	586.5	(11.5)	(60.9)	18.1	6.8	(74.9)	3.9	468.0	(24.3)	443.7

Operating income before amortization of goodwill	3rd quarter 2002	188.4	3.7	(9.0)	(0.3)	(1.2)	(16.2)	-	165.4	(13.5)	151.9
	3rd quarter 2001	178.5	(5.0)	(35.5)	(0.2)	(6.1)	(26.6)	(0.3)	104.8	(6.1)	98.7
	9 months 2002	368.8	(0.8)	(27.0)	7.1	(1.5)	(48.0)	0.3	298.9	(38.9)	260.0
	9 months 2001	337.6	(25.8)	(86.2)	5.9	(6.8)	(51.2)	0.0	173.5	(24.1)	149.4
	Year 2001	494.9	(32.4)	(113.2)	9.1	(10.4)	(93.2)	2.3	257.1	(38.0)	219.1

Operating income	3rd quarter 2002	163.6	(1.4)	(12.6)	(1.3)	(4.3)	(22.0)	(0.8)	121.2	(13.6)	107.6
	3rd quarter 2001	153.5	(10.2)	(39.5)	(1.4)	(10.9)	(32.3)	(1.2)	58.0	(6.2)	51.8
	9 months 2002	294.0	(15.8)	(38.1)	4.2	(11.5)	(65.1)	(2.1)	165.6	(38.9)	126.7
	9 months 2001	262.5	(41.1)	(98.3)	3.0	(18.0)	(72.0)	(2.0)	34.1	(24.1)	10.0
	Year 2001	394.7	(52.3)	(129.6)	5.2	(29.3)	(119.6)	(0.3)	68.8	(38.0)	30.8

Net invested capital	9/30/2002	1,436.8	168.3	91.2	145.6	124.2	186.2	28.5	2,180.8	71.2	2,252.0
	9/30/2001	1,492.3	185.9	165.1	147.8	200.1	188.6	30.3	2,410.1	164.2	2,574.3
	12/31/2001	1,490.9	174.8	115.1	161.3	147.4	159.8	34.1	2,283.4	214.2	2,497.6

Investments:
. Industrial	3rd quarter 2002	4.2	0.4	3.6	2.1	1.0	2.8	0.2	14.3	0.5	14.8
	3rd quarter 2001	2.8	4.0	14.3	2.0	(0.5)	13.0	0.1	35.7	0.6	36.3
	9 months 2002	12.6	2.7	9.0	4.4	4.9	10.1	0.3	44.0	0.5	44.5
	9 months 2001	27.9	12.8	39.5	4.6	8.4	20.7	0.4	114.3	1.5	115.8
	Year 2001	43.2	18.9	54.2	5.9	8.4	41.0	0.4	172.0	3.1	175.1

. goodwill	3rd quarter 2002	-	1.2	0.1	-	11.1	-	-	12.4	-	12.4
	3rd quarter 2001	0.8	0.4	-	4.0	27.8	5.9	5.8	44.7	-	44.7
	9 months 2002	-	4.0	0.5	-	14.7	-	-	19.2	-	19.2
	9 months 2001	3.2	21.8	0.6	21.9	38.3	72.2	20.4	178.4	-	178.4
	Year 2001	3.2	22.1	20.3	22.0	43.7	70.5	21.6	203.4	-	203.4

Personnel (by unit)	9/30/2002	2,244	2,885	594	642	794	614	158	7,931	139	8,070
	9/30/2001	2,275	3,878	1,032	505	948	590	165	9,393	96	9,489
	12/31/2001	2,281	3,775	981	495	912	559	163	9,166	98	9,264

	RECLASSIFIED INCOME STATEMENT OF SEAT PG S.p.A.

		3rd quarter	3rd quarter	Variazioni	9 months 2002	9 months 2001	Variazioni
	(in millions of euros)	2002	2001	%			%

A.	SALES OF SERVICE REVENUES	319	319	-	778	756	2.9

B.	STANDARD PRODUCTION VALUE	320	321	(0.3)	780	759	2.8

	Raw materials and outside services (*)	(118)	(122)		(318)	(338)
	Labour cost (*)	(24)	(19)		(75)	(64)

C.	GROSS OPERATING PROFIT	178	180	(1.1)	387	357	8.4
	% of sales	55.8	56.3		49.7	47.1

	Depreciation and amortization	(12)	(17)		(35)	(46)
	Other valutation adjustments	(5)	(18)		(34)	(35)
	Provisions to funds for risks and charges	(8)	(5)		(20)	(16)
	Net other income (expense)		1		(3)	(1)

D.	OPERATING INCOME BEFORE NON-OPERATING AMORTIZATION	153	141	8.6	295	259	13.7
	% of sales	48.0	44.1		37.9	34.3

	Amortization of goodwill	(21)	(21)		(63)	(63)

E.	OPERATING INCOME	132	120	10.0	232	196	18.1
	% of sales	41.3	37.5		29.8	26.0

	Net financial income (expense)	(8)	(4)		(22)	(7)
	Value adjustments to financial assets	(32)	(103)		(108)	(238)
	Net extraordinary income (expense)		(9)		(9)	(11)
	Income taxes	(62)	(29)		(71)	(29)

I.	NET RESULT FOR THE PERIOD	30	(25)		22	(89)
	% of sales	9.3	(7.8)		2.8	(11.7)

	(*) Less the relevant recuperated costs

RECLASSIFIED FINANCIAL POSITION OF SEAT PG S.p.A.

(euro/mln)	09.30.2002 (a)	12.31.2001 (b)	06.30.2002	Change (a)-(b)

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS	1,677	1,734	1,724	(57)

WORKING CAPITAL	225	229	253	(4)

RESERVE FOR EMPLOYEE TERMINATION INDEMNIETIES	(32)	(31)	(31)	(1)

NET INVESTED CAPITAL	1,870	1,932	1,946	(62)

SHAREHOLDERS' EQUITY	1,663	1,641	1,633	21

NET FINANCIAL DEBT	207	291	313	(83)

TOTAL	1,870	1,932	1,946	(62)

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;

- the continuing impact of increased competition, including the entry of new competitors;

- the continued development of Internet usage in Italy;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;

- the impact of political and economic developments in Italy and other countries in which the Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;

- the continuing impact of rapid changes in technologies;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

- the Group's ability to realize the benefits of the merger with Tin.it;

- SEAT's ability to implement successfully its Internet strategy; and

- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 6th, 2002

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer